SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

           Schedule 13G
          (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b), (c) and (d)
AND AMENDMENTS THERETO FILED PURSUANT
         TO RULE 13d-2(b)
         (Amendment No. 2)

Michigan Community Bancorp Limited
         (Name of Issuer)

           Common Stock
  (Title of Class of Securities)

            594448 10 2
          (CUSIP Number)


         December 31, 1999
(Date of Event which Requires Filing
        of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
       2                                                  PAGE 2 of 5 Pages

All information as of December 31, 1999
CUSIP No. 594448 10 2

1 Name of reporting person: Fifth Third Securities, Inc. (formerly Fifth Third/The Ohio Company)
   I.R.S. Identification No. of Above Person (Entities Only): 31-4122170

2  Check Appropriate Box if a member of a group*  (a)  [  ]
                                                  (b)  [  ]

3  SEC use only


4  Citizenship or Place of Organization:  Ohio

Number of      5  Sole Voting Power
Shares            24,458
Beneficially   6  Shared Voting Power
Owned by          0
Each           7  Sole Dispositive Power
Reporting         24,458
Person With    8  Shared Dispositive Power
                  0

9  Aggregate Amount Beneficially owned by each reporting person: 24,458

10 Check Box if the Aggregate amount in Row 9 excludes certain shares: [ ]

11 Percent of Class Represented by Amount in Row 9:  2.7%

12 Type of Reporting Person:  BD

                                                      Page 3 of 5 Pages
Item 1(a). Name of Issuer:
           Michigan Community Bancorp Limited

Item 1(b). Address of Issuer's Principal Executive Offices:
           12900 Hall Road
           Sterling Heights, Michigan  48313

Item 2(a). Name of Person Filing:
           Fifth Third Securities, Inc. (formerly known as Fifth Third/The Ohio Company)

Item 2(b). Address of Principal Business Office:
           38 Fountain Square Plaza
           Cincinnati, Ohio 45363

Item 2(c). Citizenship:  Ohio

Item 2(d). Title of Class of Securities:  Common Stock

Item 2(e). CUSIP Number:  594448 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  [X]  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

As of December 31, 1999:

(a)  Amount beneficially owned:  24,458 shares.

(b)  Percent of class:  2.7%

(c)  Number of shares as to which Reporting Person has:

         (i)   sole power to vote or direct to vote:  24,458 shares

         (ii)  shared power to vote or direct to vote:  0 shares

         (iii) sole power to dispose of or direct disposition of:  24,458 shares

         (iv)  shared power to dispose of or direct disposition of:  0 shares
                                                           Page 4 of 5 Pages
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                     Page 5 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 14, 2000

FIFTH THIRD SECURITIES, INC.


By:  /s/ KEVIN WOODARD
     Kevin Woodard
     Chief Compliance Officer